SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40 F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Tor F. Johansen President and Chief Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1	Press release dated March 25, 2004	4

PRESS RELEASE

March 25, 2004

BODIL HOLLINGSAETER AND LIVE HAUKVIK AKER NEW BOARD MEMBERS AT EKSPORTFINANS
ASA

At today’s meeting of Eksportfinans’ Council of Representantives, Bodil Hollingseter and Live Haukvik Aker were elected new members of the Board of Directors.

At the same time Anders Laegreid from DnB NOR and Åse Aulie Michelet from Amersham Health chose to resign from the Board.

Bodil Hollingseter is Executive Vice President and responsible for Finance and Accounting at Romsdals Fellesbank. The banks own a minor shareholding in Eksportfinans. Mrs. Hollingsaeter has a business degree from the Norwegian School of Business and Economics in 1983. She came to Romsdals Fellesbank in 2002 following 10 years as Controller at the local county administration in Møre and Romsdal. Previously she has inter alia worked as a financial analyst at Uni Storebrand and Christiania Fonds. Bodil Hollingsaeter is an experienced board member. Among other things she was a Board Member at Kommunalbanken AS from 1999 to 2002, and is currently a member of the board at Ålesund and Giske Tunnel and Bridge Corporation.

Live Haukvik Aker is President and CEO of Goodtech ASA in Sandefjord, Norway since 2001. Previously she has worked as an Accountant at KPMG from 1990 to 1998, Controller at Adelsten AS in 1999 and Director of Economics at H. Holthe AS from 1999 to 2001. She has a business degree from Fribourg in Switzerland in 1988, and a Master of Management degree from the Norwegian Scool of Business in 2001.

In addition to the new board members the Eksportfinans Board now includes Erik Borgen from DnB NOR (Chairman), Baard Syrrist from Nordea Bank Norway (Deputy Chairman), Thomas Borgen from Fokus Bank, Cato A. Holmsen from FSN Capital Partners AS, Gunvor Ulstein from Ulstein Holding ASA and Tor F. Johansen who is President and CEO of Eksportfinans ASA.

Contact persons:

President and CEO Tor F. Johansen, +47 22 01 22 30, tfj@eksportfinans.no
Head of Information Elise Lindbaek, +47 22 01 22 64, el@eksportfinans.no

Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For further information, go to the website www.eksportfinans.no